Filed by Hecla Mining Company pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

Subject Company: Revett Mining Company, Inc.

Registration Statement No. 333- 203533

On May 7, 2015, Hecla Mining Company held its first quarter 2015 financial results conference call. In that call, Hecla included the following statements regarding its previously announced proposed acquisition of Revett Mining Company, Inc.:

THE FOLLOWING IS A TRANSCRIPT OF A PORTION OF HECLA’S FIRST QUARTER 2015 FINANCIAL RESULTS CONFERENCE CALL WHICH TOOK PLACE ON MAY 7, 2015, AND WHICH IS POSTED ON HECLA’S WEBSITE.

Phillips S. Baker, Jr., Hecla’s President and Chief Executive Officer made the following statements:

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“Our significant growth potential is why we have no plans to throttle our business back. The advancement that we’ve made this quarter at San Sebastian and the potential acquisition of Revett now gives us a growth pipeline that should provide us growth over the short, medium, and long terms.”

…

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“And then, in the longer-term, we have the potential acquisition of Revett and its Rock Creek project, which is expected to close later in the second quarter. This has the potential to add substantial silver production. This a long-term project that could take 10 to 15 years or longer to get to production and requires substantial permitting efforts, but we think we’re up to the task, given our excellent long-term operating record at Greens Creek, which is in a national monument, the fact that Rock creek is in our backyard; as well as our financial and technical expertise.”

…

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“And we now have the strongest growth pipeline we’ve had in years. We expect near-term silver growth from San Sabastian, growth in the midterm from the Lucky Friday, and potential growth in the long term upon closing the Revett acquisition.”

…

●	A listener asked the following question:

“And then moving on to Revett, how do you see that developing the permitting process? The permitting process there would probably be quite extended. What sort of hoops do you have to jump through, and do you see any sort of contentious issues?”

Mr. Baker gave the following response:

“I guess the first thing I would say is that the Revett team, I think, has done a very good job of advancing the permitting and dealing with the community. They built great relationships with the folks in the community. And there’s actually a significant amount of support for the project in the local community. And we will just be continuing the process that they’ve begun. They actually got their decision to be able to take this forward in 2009, and then it was subject to lawsuits. And so there has been revisions that they have made as a result of the lawsuits. And that should be – the final supplemental EIS should be coming out sometime within the next year or so. We are anticipating that there will be additional permitting that we will need to do and additional work. And we are prepared to do those things. We think with the experience that we have in Juneau at Admiralty Island, with the bear population there, it’s analogous to what needs to be done at Rock Creek. And so we think we will be able to show the ability to properly manage things and be able to build even more support than Revett has had. Having said that, we think it’s going to be a long process. So we’re not envisioning this being a producing asset for the better part of 10 to 15 years. But we do think we will make steady progress on it.”

As previously reported, Revett and Hecla (and Hecla’s wholly-owned merger subsidiary, RHL Holdings, Inc.) have entered into an agreement and plan of merger pursuant to which Hecla will acquire Revett. Hecla has filed a registration statement on Form S-4 with the SEC that constitutes both the Revett proxy statement and a prospectus of Hecla. Revett and Hecla plan to mail the proxy statement/prospectus on or about May 8, 2015 to Revett's stockholders of record on May 4, 2015. The special meeting of Revett stockholders to vote on the proposed merger has been scheduled for June 12, 2015.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HECLA, REVETT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Hecla and Revett through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed by Hecla with the SEC by contacting Hecla’s Investor Relations department at Hecla Mining Company; Investor Relations; 1-800-HECLA91 (1-800-432-5291); hmc-info@hecla-mining.com., and will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed by Revett by contacting Revett Investor Relations at 509-921-2294 or by calling 1 866 921 2294.

Hecla and Revett and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Revett in respect of the transaction described the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Revett in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Hecla’s directors and executive officers is contained in Hecla’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 8, 2014, which are filed with the SEC. Information regarding Revett’s directors and executive officers is contained in Revett’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Proxy Statement on Schedule 14A, dated May 6, 2014, which are filed with the SEC.

Cautionary Statements to Investors on Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Such forward-looking statements include: (i) the expected completion of the Revett acquisition late in the second quarter of 2015, (ii) Hecla could see significant silver production from Revett's Rock Creek Project in 10-15 years, (iii) upon completion of the merger, Hecla would expect to continue to advance permitting of the Rock Creek project, (iv) the U.S. Forest Service schedule indicates that the SEIS will be issued later this year for public comment, and (v) Rock Creek has the potential to be a large, long-life silver mine for Hecla in the future.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include but are not limited to: (i) Hecla and Revett’s ability to complete the proposed transaction, (ii) Hecla’s ability to obtain permits for the Rock Creek project, (iii) Hecla’s ability to successfully develop and operate Rock Creek as a mine, and (iv) the amount of ore that may actually be contained in the Rock Creek project, and its ability to be economically and legally mined.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements. Projections and other forward-looking statements included in this prospectus have been prepared based on assumptions, which Hecla believes to be reasonable, but not in accordance with United States generally accepted accounting principles (“GAAP”) or any guidelines of the SEC. Actual results may vary, perhaps materially. You are strongly cautioned not to place undue reliance on such projections and other forward-looking statements. All subsequent written and oral forward-looking statements attributable to Hecla or to persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by federal securities laws, Hecla disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.